GROUP

[redacted]

08001228

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

SUPPL

**Rule 12g3-2(b) File No.
82-34748**

Date 10 March 2008

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED

MAR 17 2008

THOMSON
FINANCIAL

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

<u>Enclosures</u>

10 March 2008 — Disclosure pursuant to section 26 of the German Securities Trading Act - DWS Investment GmbH

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters München
Commercial register München HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (Vorsitzender des Vorstandes)
Cyril Dunne, Dr. Markus Fell,
Thomas Glynn, Dr. Robert Grassinger,
Bo Heide-Ottosen, Frank Lamby,
Bettina von Oesterreich

Shareholding Disclosures

10.03.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - DWS Investment GmbH

WKN: 802 770
ISIN: DE 000 802 770 7

- Translation -

On 07 March 2008 Deutsche Bank AG, Frankfurt am Main, Germany, notified us of the following:

'We hereby inform you according to sections 21 para 1 and 24 WpHG in conjunction with section 32 para 2 InvG that on 05 March 2008 our subsidiary DWS Investment GmbH, 60327 Frankfurt, Germany, has fallen below the threshold of 5 % of voting rights in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich, Germany and now amount to 4.96 % (corresponds to 9,982,700 voting rights).'

Munich, 10 March 2008
Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

END